Exhibit 99.12

Announcement of i) the retirement by rotation of two members of the Supervisory Board of ASML Holding N.V. (the “Company”), and ii) the nomination for re-appointment of a member of the Supervisory Board.

The Supervisory Board announces that, on the basis of the rotation schedule drawn up by the Supervisory Board, its members Messrs. P.H. Grassmann and J.A. Dekker will retire as of March 23, 2006. Mr. Grassmann has informed the Supervisory Board that he is not available for re-appointment. Mr. Dekker has informed the Supervisory Board that he is available for re-appointment per March 23, 2006.

Mr. Grassmann’s retirement creates a vacancy in the Supervisory Board. Pursuant to the Dutch Large Company Law effective October 1, 2004 the Works Council is entitled to effects its strengthened recommendation right with respect to this vacancy. The Works Council has informed the Supervisory Board of its need for more time to be able to select and nominate a candidate who fits the profile attached to this vacancy. Accordingly, the Works Council has decided, in agreement with the Supervisory Board, not to nominate a candidate for appointment to the AGM on March 23, 2006, but instead to continue its search. The Company shall, at the appropriate time, convoke an extra-ordinary general meeting of shareholders for the purposes of appointing the candidate nominated by the Works Council.

Having regard to the rights of recommendation of the General Meeting of Shareholders and the Works Council, the Supervisory Board hereby wishes to nominate Mr. J.A. Dekker for re-appointment as member of the Supervisory Board as of March 23, 2006 for a period of three years, in accordance with the rotation schedule.

The Supervisory Board nominates Mr. Dekker for re-appointment because of his past and expected future contribution to the Company and the Supervisory Board, especially in view of his extensive technology knowledge and experience.

For further information about Mr. Dekker see attachment.

Information in accordance with article 21, paragraph 4 of the Articles of Association of ASML Holding N.V., regarding the nomination for re-appointment of Mr. J.A. Dekker as member of the Supervisory Board.

Name:	J.A. Dekker
Age:	66 years
Profession:	Former CEO of TNO
Member of the Supervisory Board of:	Syntens Koninklijke BAM Group N.V.
Other relevant positions:	President of the Royal Institute of Engineers (KIVI NIRIA)
Number of shares in the Company:	0